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                                                                EXHIBIT NO. 99.1

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CONTACTS:
Sondra Henrichon                                                       Wayne Hendry
Director, Investor Relations and Corporate Communications              Investor Relations
AltaRex Corp.                                                          The Equicom Group, Inc
Waltham, MA  USA                                                       Toronto, ON Canada
(781) 672-0138    ext. 1510                                            (416)815-0700 ext. 238
shenrichon@altarex.com                                                 whendry@equicomgroup.com
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FOR IMMEDIATE RELEASE

         ALTAREX ANNOUNCES FINANCIAL RESULTS FOR THE FOURTH QUARTER 2000

                         - HIGHLIGHTS ACCOMPLISHMENTS -

WALTHAM, MA, MARCH 14, 2001- ALTAREX CORP. (TSE: AXO, OTC: ALXFF), a developer of antigen-targeted monoclonal antibodies for the treatment of certain cancers, today announced its financial results for the fourth quarter and for the year ending December 31, 2000. All dollars reported are Canadian.



In summary, the Company reported a net loss for the fourth quarter of 2000 of $5.4 million or $0.29 per share compared to a net loss of $4.4 million or $0.32 per share for the fourth quarter of 1999. The net loss for the year ended December 31, 2000 was $17.7 million or $1.08 per share compared to a net loss of $24.0 million or $2.32 per share for the year ended December 31, 1999. As of December 31, 2000, the Company's cash and short-term investments totaled $13.3 million which was increased on February 13, 2001 by the net proceeds of approximately $7.2 million from the sale of 4.4 million common shares in a public offering.



 "The positive news in the last quarter of 2000 and into 2001 from our studies of OvaRex(R) and BrevaRex(R) MAbs demonstrates a consistency of findings and a growing basis of data to support the final stages of development of OvaRex(R) and the advancement of BrevaRex(R) into further clinical study", commented Richard Bagley, President and CEO of AltaRex. "The recent announcements of our U.S. patent allowance and the extension of our technology platform into prostate cancer and infectious disease are indicative of what we believe to be growing value for shareholders of AltaRex."



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ALTAREX FOURTH QUARTER 2000 RESULTS

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In the fourth quarter of 2000 and into 2001, the Company announced developments in clinical trials, partnering, intellectual property and funding, all reflecting the successful achievement of a number of important milestones:



* Data announced from clinical trials of OvaRex(R) MAb and BrevaRex(R) MAb support the Company's belief that its antibodies induce therapeutically beneficial, robust immune responses with a benign safety profile. The apparent lack of significant toxicity demonstrated in these trials differentiates OvaRex(R) MAb and BrevaRex(R) MAb from current chemotherapeutic choices and could contribute positively to patients' quality of life.



     - In an interim analysis of its lead 345-patient double blind, placebo-controlled Phase IIb OvaRex(R) trial, the Company announced more than doubling in time to relapse among ovarian cancer patients who mounted an immune response to OvaRex(R) MAb.

     - In results from our Phase II OvaRex(R) trials in Vancouver and Dallas, the Company announced a survival benefit comparable to "salvage" chemotherapy without the severe side effects seen with such chemotherapy.

     - In studies of both OvaRex(R) MAb and BrevaRex(R) MAb, the Company has noted the broad activation of T-cells and the cellular arm of the immune system.

     - BrevaRex(R) clinical results, in combination with the results of a laboratory study published in the journal BLOOD (BLOOD 2000, 96:3147), provide strong rationale to pursue the treatment of multiple myeloma with BrevaRex(R) MAb.



     OvaRex(R) MAb continues in late stage development for the treatment of ovarian cancer, with two potentially pivotal trials scheduled for primary analysis during 2001. Results from a total of six trials will form the foundation of data for the Company's U.S. Biologics License Application
     (BLA), expected to begin by year end 2001, under Fast Track provisions granted OvaRex(R) MAb by the U.S. Food and Drug Administration. The benefit to the Company of Fast Track designation is the ability to bring OvaRex(R) MAb to market at an earlier stage of clinical development than otherwise allowed.



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ALTAREX FOURTH QUARTER 2000 RESULTS

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     More specifically, the Company plans to seek approval of OvaRex(R) MAb based on results from Phase II/IIb clinical trials, with a post-approval commitment for additional patient study.



* The Company's intellectual property position has been significantly strengthened. The Company received notice of allowance of claims for a cornerstone "multi-epitopic" patent that is initially applicable to OvaRex(R) MAb . The allowed claims cover the Company's novel technology of administering a low-dose foreign antibody (OvaRex(R) MAb) to any patient expressing the target antigen (CA125) and thereby activating an anti-tumor immune response unique to that individual. This "multi-epitopic" patent allowance has positive implications for the Company's entire antibody pipeline. The Company has filed, and continues to file, multiple patent applications in the U.S. and internationally that will enable it to protect its proprietary technology.


* The Company announced the formation of a strategic alliance with regional leader Dompe Farmaceutici S.p.A. for the commercialization of its lead product OvaRex(R) MAb in Italy, Spain, Portugal, Switzerland, Austria and certain Eastern European countries. Under the terms of the Memorandum of Understanding dated November 15, 2000, Dompe also has the right of first offer in these territories for additional cancer antibodies being developed by AltaRex. In connection with this alliance, Dompe purchased 3.5 million AltaRex common shares in a private placement at $2.20 per share, for net proceeds to the Company of approximately $7.75 million.



* The private placement of 3.5 million common shares with Dompe was followed by the closing of the sale of 4.4 million common shares for net proceeds of approximately $7.2 million in a public offering in February, 2001. In this offering, the Company again attracted institutional investors in both the U.S. and Canada and increased its visibility throughout the institutional investment community. The completion of this offering was preceded by the implementation in November, 2000 of a previously approved one-for-four share consolidation.



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ALTAREX FOURTH QUARTER 2000 RESULTS

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The increase in net loss of $1.0 million for the fourth quarter of 2000 as compared to the fourth quarter of 1999 was due primarily to the increased costs associated with clinical trials of OvaRex(R) MAb. The decrease in net loss of $6.3 million for the year ended December 31, 2000 as compared to the year ended December 31, 1999 reflected the effect of cost reduction activities implemented in late 1999 on research and development as well as general and administrative expenses, and the lack of litigation expense that was prominent in 1999. The decrease in net loss per share for both the fourth quarter and the year ended December 31, 2000, as compared to the same periods in 1999, also reflect the increase in the weighted average number of common shares outstanding as a result of various issuances of common shares which raised a net total of $22.5 million in capital in 2000 and $17.6 million in 1999.



Additional information about AltaRex research and development, news and events can be found on its web site at www.altarex.com. Clinical information can also be found at www.centerwatch.com. Additional information about ovarian cancer can be found at www.nci.nih.gov, www.ovariancanada.org and at www.ovarian.org.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital and the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all, changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of pre-clinical, retrospective and early clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials, the establishment of manufacturing processes and new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

        THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE
                         INFORMATION CONTAINED HEREIN.

                         - FINANCIAL TABLES TO FOLLOW -



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ALTAREX FOURTH QUARTER 2000 RESULTS

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CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In Canadian dollars, unaudited)

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                                      THREE MONTHS ENDED               TWELVE MONTHS ENDED
                                          DECEMBER 31,                    DECEMBER 31,
                                          ------------                    ------------
                                     2000              1999         2000                1999
                                     ----              ----         ----                ----


  Revenue                        $     81,807    $    115,153    $    389,826    $    687,710
                                 ----------------------------    ----------------------------
  Expenses
    Research and development        3,586,631       2,872,129      12,022,218      12,828,617
    General and administration      1,895,316       6,091,686       1,587,043       6,802,546
    Settlement costs                       --          59,002              --       5,074,714
                                 ----------------------------    ----------------------------
                                    5,481,947       4,518,174      18,113,904      24,705,877
                                 ----------------------------    ----------------------------

  Net loss for the period        $ (5,400,140)   $ (4,403,021)   $(17,724,078)   $(24,018,167)
                                 ============================    ============================

  Net loss per common share      $      (0.29)   $      (0.32)   $      (1.08)   $      (2.32)
                                 ============================    ============================

  Weighted average number of
    Common shares outstanding      18,854,087      13,903,153      16,433,031      10,347,434
                                 ============================    ============================
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CONDENSED CONSOLIDATED BALANCE SHEET
(In Canadian dollars, unaudited)

                                                          DECEMBER 31,
                                                          ------------
                                                   2000                1999
                                                   ----                ----
  ASSETS
    Cash and short-term investments               $13,256,510   $ 7,206,680
    Other current assets                              429,704       153,900
    Capital assets, net                               490,115       934,893
    Other assets                                      578,227       271,956
                                                  -------------------------
                                                  $14,754,556   $ 8,567,429
                                                  =========================

  LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities                           $ 3,793,766   $ 2,302,960
    Deferred lease credit and other liabilities            --        46,513
    Shareholders' equity                           10,960,790     6,217,956
                                                  -------------------------
                                                  $14,754,556   $ 8,567,429
                                                  =========================


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